UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS, AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-12613
____________________________

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

ROCK-TENN COMPANY
504 Thrasher Street, Norcross, Georgia  30071
(Name of the issuer of the securities held pursuant to the plan and address of its principal executive offices)

ROCK-TENN COMPANY

ROCK-TENN COMPANY

1993 EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS

Statements of Financial Condition as of
September 30, 2014 and 2013 and
Statements of Changes in Plan Equity for each of
the three years ended
September 30, 2014, 2013 and 2012 with
Report of Independent Registered Public Accounting Firm

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

Compensation Committee of the Board of Directors
Rock-Tenn Company

We have audited the accompanying statements of financial condition of the Rock-Tenn Company 1993 Employee Stock Purchase Plan (the “Plan”) as of September 30, 2014 and 2013 and the related statements of changes in plan equity for each of the years in the three-year period ended September 30, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Rock-Tenn Company 1993 Employee Stock Purchase Plan as of September 30, 2014 and 2013, and the changes in plan equity for each of the years in the three-year period ended September 30, 2014, in conformity with generally accepted accounting principles in the United States of America.

/s/ Moore, Colson & Company, P.C.

Marietta, Georgia
December 18, 2014

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	September 30,
	2014	2013

Assets:
Receivable from Rock-Tenn Company -
(Notes 1 and 2)	$846,702	$794,728

Total assets	$846,702	$794,728

Liabilities and equity:
Obligations to purchase Rock-Tenn Company
Class A Common Stock – (Notes 1 and 2)	$846,702	$794,728

Plan equity	---	---

Total liabilities and equity	$846,702	$794,728

See notes to financial statements

ROCK-TENN COMPANY
1993 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	Years Ended September 30,
	2014		2013		2012

Plan equity at beginning of year	$	---	$	---	$	---

Participant contributions		$4,852,924		$4,440,074		$3,912,917

Purchases of Rock-Tenn Company
Class A Common Stock - Note 1		(4,800,950)		(4,396,818)		(3,679,251)

Changes in obligation to purchase
Rock-Tenn Company
Class A Common Stock – Note 1		(51, 974)		(43,256)		(233,666)

Plan equity at end of year	$	---	$	---	$	---

See notes to financial statement

NOTE 1 - DESCRIPTION OF THE PLAN:

In 1993, the Board of Directors of Rock-Tenn Company (the “Company”) adopted the Rock-Tenn Company 1993 Employee Stock Purchase Plan (as amended and restated, the “Plan”),  pursuant to which participants in the Plan may purchase shares of the Company’s  Class A Common Stock (“Common Stock”).  The Plan first became effective on January 1, 1994.

The total number of shares of Common Stock that have been authorized under the Plan is 8,640,000 shares, which has been adjusted for the August 27, 2014 stock split.  As of September 30, 2014, 1,290,904 shares of Common Stock remained available for purchase under the Plan.

The Plan permits eligible employees to make regular, systematic purchases of Common Stock directly from the Company through payroll deductions.  Effective July 1, 2010, all regular, full-time employees of the Company and most of its U.S. and Canadian subsidiaries are eligible to participate in the Plan upon completion of at least eight months of regular full-time employment with the Company or its subsidiaries. Additionally, the following table lists the Company’s various acquisitions, the dates they were acquired and the dates in which their employees became eligible to participate in the Plan upon satisfying the applicable eligibility requirements:

Acquisition	Date Acquired	Eligibility Date
Smurfit-Stone Container Corporation	May 27, 2011	January 1, 2012
GMI Group, Inc.	October 28, 2011	January 1, 2012
Mid South Packaging LLC	June 22, 2012	October 1, 2012
NPG Holding, Inc.	December 20, 2013	January 1, 2014
The Simpson Tacoma Kraft Plant	May 16, 2014	July 1, 2014

Voluntary employee contributions are deducted from participants’ compensation each pay period and are held by the Company for the participants’ accounts.  All funds held by the Company under the Plan are included in the general assets of the Company. The Plan’s obligation to purchase Rock-Tenn Company Class A Common Stock represents employee contributions during the two month period ended September 30, 2014 and 2013 related to the purchase period ending October 31, 2014 and 2013, respectively.

Participants in the Plan are granted an option to purchase shares on the last day of each purchase period (January 31, April 30, July 31 and October 31).  The Company uses participant contributions, net of refunds, to purchase shares of Common Stock for each participant.  Contributions that exceed the Plan provisions or the Internal Revenue Code of 1986 limits are refunded to participants.  The purchase price per share to the participant is equal to 85% of the average of the high and the low sales prices of Common Stock on the last day of the purchase period.

In each of the last three fiscal years, the total number of shares of Common Stock issued by the Company to the Plan are summarized below and have been adjusted for the August 27, 2014 stock split:

Years Ended September 30,
	2014	2013	2012
# of Class A Common Shares Purchased	111,892	116,298	143,850

Shares of Common Stock purchased under the Plan are issued to participants at the end of each purchase period.

Shares of Common Stock issued under the Plan are subject to a mandatory 6-month holding period.  Accordingly, for a period of 6 months following the end of the purchase period in which shares are acquired by participants, the shares may not be sold or transferred.

Participants may terminate contributions and withdraw from the Plan at any time.  Effective beginning with the purchase period starting on February 1, 2013, changes can only be made prior to the first day of the last month of the purchase period.  Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time.  Stock purchase transactions in process at the time of such termination cannot be modified or canceled without the written consent of the participants.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates that affect the reported amounts of Plan assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in Plan equity during the reporting period.  Actual results will differ from those estimates and the differences could be material.

Plan Administration

The Plan is administered by the Compensation Committee of the Company’s Board of Directors, which consists of four outside directors.

Receivable

The receivable from Rock-Tenn Company represents participants contributions withheld by the Company via payroll deductions during the two month period ended September 30, 2014 and 2013.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE 3 - FEDERAL INCOME TAXES:

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986.  Issuance of shares under this Plan are not intended to result in taxable income to participants in the Plan based on provisions in Section 423 of the Internal Revenue Code. All participants employed at Canada and Puerto Rico locations are taxed on the 15% discount as required by local regulations. Management believes that the Plan has been operated in accordance with the Code, therefore no provision for income taxes has been reflected in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exemption status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 4 – STOCK SPLITS:

On July 28, 2014, the Company declared a 2-for-1 stock split. The stock split was effected as a stock dividend and was distributed on August 27, 2014 to common stockholders of record on August 12, 2014. Shares of Common Stock and related amounts have been retroactively restated for all stock splits.

NOTE 5 – SUBSEQUENT EVENT:

Effective October 1, 2014, certain employees who became employees of the Company as a result of the August 29, 2014 acquisition of A.G. Industries, Inc. became eligible to participate in the Plan upon satisfying the applicable eligibility requirements.

Exhibits

See separate Exhibit Index attached hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCK-TENN COMPANY

Date: December 18, 2014	By:	/s/ Ward Dickson
Ward Dickson Chief Financial Officer (Duly authorized officer)

INDEX TO EXHIBITS

Exhibit Number and Description

23.1	Consent of Moore, Colson & Company, P.C.